UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                            FORM RW

                     Request for Withdrawal

                        Date of Report
                          June 7, 2004


          BROADBAND WIRELESS INTERNATIONAL CORPORATION
     (Exact name of registrant as specified in its charter)

                             Nevada
         (State or other jurisdiction of incorporation)

                            0-08507
                    (Commission File Number)

                           75-1441442
       (State or other (IRS Employer Identification No.)


          110 Public Square Adairsville, Georgia 30103
            (Address of principal executive offices)


       Registrant's telephone number, including area code
                          770-877-3445


                             Page 1
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      June 7, 2004

      U.S.  Securities and Exchange Commission
      Division of Corporation Finance
      450 Fifth Street, N.W.
      Washington, D.C.  20549

      Attn:  Michael  R.  McCoy or Whom it may concern

      Re:  Broadband Wireless International Corporation.
           Withdrawal of Registration Statement on Form S-8
           File No.  333-116105
                      ---------

      Dear Mr. McCoy or Whom it may concern:

      Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Broadband Wireless International Corporation. (The "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-8 (File No. 333-116105) originally filed on June 2, 2004, together with all amendments and exhibits thereto (collectively, the " STOCK COMPENSATION PROGRAM").

      The STOCK COMPENSATION PROGRAM covered the issuance of 50,000,000 Million shares of our common stock. The filing was submitted by Ron Tripp, a former Officer of the corporation who was terminated on May 6, 2004. The Registration Statement on Form S-8 (File No. 333-116105) was an unauthorized filing.

      The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the aforementioned STOCK COMPENSATION PROGRAM in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

      No securities were sold in connection with the Registration Statement. The Registrant due to changes in the company's business plan, operations and capital structure is seeking the withdrawal. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a), the SEC issue an order consenting to the withdrawal of the Registration Statement.

      Please forward copies of the order consenting to the withdrawal of the STOCK COMPENSATION PROGRAM to the undersigned at PO BOX 1402 Adairsville, GA 30103 with a copy to Sharon McCoy, Esq., 5 South Public Square Suite 303 Cartersville, GA 30120. If you have any questions regarding this request, please call Mr. Paul
      R. Harris at  (770) 877-3445.



      Thank  you  for  your  assistance.


      Broadband Wireless International Corporation.

      By:  /s/  Paul R. Harris
      --------------------------
      Paul R. Harris
      Chairman of the Board,
      Chief  Executive Officer


      By:  /s/  Ben F. Stanley
      --------------------------
      Ben F. Stanley
      Chief  Financial Officer
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